Exhibit 12
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes	$881	$(13)	$671	$785	$557
Less earnings of equity method investments				1	3
Distributed income from equity method investments	7	1		3	1
	888	(12)	671	787	555

Total fixed charges as below	426	364	390	388	326
Less:
Capitalized interest	33	44	57	54	21
Interest expense and fixed charges related to
discontinued operations	147	102	157	217	205
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	246	218	176	117	100

Total earnings	$1,134	$206	$847	$904	$655

Fixed charges, as defined:
Interest on long-term debt	$330	$284	$345	$353	$296
Interest on short-term debt and other interest	37	29	27	24	16
Amortization of debt discount, expense and
premium - net	20	8	2	(3)	(1)
Estimated interest component of operating rentals	38	42	15	14	15
Fixed charges of majority-owned share of 50% or
less-owned persons	1	1	1

Total fixed charges (b)	$426	$364	$390	$388	$326

Ratio of earnings to fixed charges	2.7	0.6	2.2	2.3	2.0

(a)	Certain line items have been adjusted to reflect the reclassification of PPL Global's operating results as Discontinued Operations. See Note 6 to the Financial Statements for additional information.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.